Filed by: The Stanley Works
                         Pursuant to Rule 425 under the Securities Act of 1933
                            and deemed filed pursuant to Rule 14a-12 under the
                                               Securities Exchange Act of 1934
                                            Subject Company: The Stanley Works
                                                    Commission File No. 1-5224
                                         Registration Statement No.: 333-89200


July 26, 2002

Mr. John Sweeney
President
AFL-CIO

VIA FACSIMILE

Dear Mr. Sweeney,

Unfortunately, I am out of town on Monday, July 29th. If your schedule permits, I am available on July 31. Please contact Claudia Nelson at 860-827-3922, if this date works for you.

Among the topics I would like to discuss are actions to assure that Stanley is not taxed at a higher rate than its competitors Ingersoll-Rand and Cooper Tools. These two companies have recently expatriated and now have a significant competitive advantage.

Obviously another potential topic is the hotly contested Congressional race in Connecticut. While we are not in a position to endorse either Rep. Maloney or Rep. Johnson, our preference is for Rep. Thomas' international tax reform package, but only if it utilizes a September 11 effective date. We cannot support any moratorium or other proposal that allows Coopers or Ingersoll Rand to gain a permanent, legislated advantage.

I look forward to meeting with you in the near future.

Yours truly,

John Trani

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on Form S-4 was filed with the Securities and Exchange Commission ("SEC") and will contain a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement is be available without charge at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available without charge at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the reincorporation. Information about the directors and executive officers and ownership of stock is set forth in the proxy statement/prospectus relating to the annual meeting of The Stanley Works contained in the Form S-4 of The Stanley Works, Ltd. filed with the SEC on April 2, 2002.